UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN ACCESS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02368F108 (CUSIP Number)

January 11, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02368F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Around the Clock Partners, LP 52-2279173
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 183,514
6. Shared Voting Power 0
7. Sole Dispositive Power 183,514
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,514
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person PN

Item 1	(a)	Name of Issuer:

American Access Technologies, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6670 Spring Lake Road, Keystone Heights, Florida 32656

Item 2	(a)	Name of Person Filing

Around the Clock Partners, LP

Item 2	(b)	Address of Principal Business Office

33 6th Street S, Suite 204, St. Petersburg, FL 33701

Item 2	(c)	Citizenship

Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

02368F108

Item 3	Status of Person Filing:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)

Amount beneficially owned:

This statement is filed on behalf of Around the Clock Partners, LP. As of January 11, 2007, Around the Clock Partners, LP was the beneficial owner of 183,514 shares of common stock of American Access Technologies, Inc. This share amount represents 2.4% of the 7,577,782 shares outstanding. The shares outstanding were taken from the 10Q from the 3rd quarter of 2006.

(b) Percent of Class: 2.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 183,514

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 183,514

(iv) shared power to dispose or to direct the disposition of:

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than 5% on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson Managing Member